UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
Amendment No. 2 to
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________________
HSBC HOLDINGS PLC
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
___________________________________
6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter)
(CUSIP No. 404280 BL2 / ISIN: US404280BL25)
(Title and CUSIP No. of Class of Securities)
___________________________________
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
+44 20 7991 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
___________________________________
Curtis Tao
HSBC North America Holdings Inc.
The Spiral - 66 Hudson Boulevard East, 30th Floor
New York, NY 10001
Phone: +1 (212) 525-0267

(Name, Address and Telephone Number of Agent for Service)
___________________________________
Copies to:

David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU, United Kingdom +44 20 7614-2230	Sachin Davé Allen Overy Shearman Sterling LLP 2 Broadgate London EC2M 2AY, United Kingdom +44 20 3088-3187

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the tender offer statement on Schedule TO filed on November 5, 2026, as amended and supplemented by Amendment No. 1 filed on November 6, 2026 (the “Original Schedule TO” and, as further amended and supplemented by this Amendment No. 2, the “Schedule TO”), pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Offer”) by HSBC Holdings plc (the “Offeror”) to purchase for cash, on the terms and conditions described in the offer to purchase dated November 5, 2026 (as amended and supplemented hereby, the “Offer to Purchase”), up to $1,500,000,000 aggregate principal amount of the outstanding 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter) (the “Securities”).
Capitalized terms used herein and not otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase, as applicable.
The purpose of this Amendment No. 2 is to amend and supplement the Original Schedule TO to reflect the satisfaction of the New Issue Condition (as defined in the Offer to Purchase). Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule TO. You should read this Amendment No. 2 together with the Original Schedule TO and the Offer to Purchase, as amended hereby.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase under the heading “Summary of the Offer” and Item 1 of the Original Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)    The information set forth in the Offer to Purchase on the cover page, under the headings “Summary of the Offer” and “Description of the Offer”, and Item 4(a) of the Original Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as provided below in Item 4(a)(1):
(1)    On November 13, 2026, the Offeror successfully closed, on terms and conditions reasonably satisfactory to the Offeror, the offering of $1,500,000,000 7.625% Perpetual Subordinated Contingent Convertible Securities (Callable During Any Optional Redemption Period), which are not subject to the Offer. Accordingly, the New Issue Condition was satisfied.
Item 7. Source and Amount of Funds or Other Consideration.
(b)     Conditions. The information set forth in the Offer to Purchase under the heading “Description of the Offer —Conditions to the Offer” and under Item 7(b) of the Original Schedule TO, to the extent such Item 7(b) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4 above, which information is incorporated herein by reference.
Item 11. Additional Information.
On November 13, 2026, the Offeror issued a press release announcing the satisfaction of the New Issue Condition described in Item 4(a)(1) above. A copy of the press release is filed as exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.a. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description
(a)(5)(iii)	Press release dated November 13, 2026.
Item 12.c. Filing Fees
Filing Fee Exhibit*
* Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HSBC Holdings plc
Date:	November 13, 2026
		By:	/s/ James Murphy
		Name:	James Murphy
		Title:	Global Head of Markets Treasury
[Signature Page to the Schedule TO Amendment (Closing of New Issuance)]

EXHIBIT INDEX

Number	Description
(a)(1)**	Offer to Purchase, dated November 5, 2026.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)**	Launch Press Release.
(a)(5)(ii)*	Press release dated November 6, 2026.
(a)(5)(iii)	Press release dated November 13, 2026.
(b)	Not applicable.
(d)(1)**
Indenture dated as of August 1, 2014 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee and HSBC Bank USA, National Association, as paying agent and registrar.

(d)(2)**
Fifth Supplemental Indenture dated as of May 22, 2017 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee, and HSBC Bank USA, National Association, as paying agent, registrar and calculation agent (incorporated herein by reference from Exhibit 4.1 to the Form 6-K filed with the Commission on May 22, 2017 (accession no. 0001193125-17-177410)).

(g)	Not applicable.
(h)	Not applicable.
99.1**
Certified extract of the resolutions of the Board of Directors of HSBC Holdings plc adopted on February 12, 2026 relating to liability management in connection with outstanding issuances of securities by HSBC Holdings plc or any of its subsidiaries.

* Previously filed with Amendment No. 1 to the Schedule TO on November 6, 2026.
** Previously filed with the Schedule TO on November 5, 2026.